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Women-owned
Dolce Brooklyn

Gelato

280 Van Brunt Street
Brooklyn, NY 11231
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $20,000 invested.
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THE PITCH
Dolce Brooklyn is seeking investment to further its growth, purchase equipment and streamline production capacity, as a high-end gelato company.
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INVESTOR PERKS

Dolce Brooklyn is offering perks to investors. You earn perks based on your total investment amount in this business.

$25 Gift Card Invest $500 or more to qualify. Unlimited available

1 x $25 gift card for anyone who invests $500 or more.

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DOLCE BROOKLYN ACT 2
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Our Gelato...

Gelato is Italian-style ice cream. It is significantly lower in fat, 6-8%, and has a lot less air than traditional American-style ice cream which accounts for its smooth texture and premium flavor.

Our gelato is made with all natural, award winning milk from the Hudson Valley (Battenkill Valley Creamery) and only the finest ingredients are added to create our gelato & sorbetto (vegan). Each flavor is made on premise in small batches to ensure freshness and quality.

Our chef, Kristina Frantz, sources many of the fresh fruits and vegetables from the local farmer's market and other top ingredients from specialty shops. We use only fine European chocolates from France and Belgium and only whole nuts rather than pastes.

Our flavors change seasonally and new ones are added regularly. We are working with Chefs in the New York area to help enhance the menu for their restaurants, hotels and catering events. We can create savory and sweet bespoke flavors.

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GELATO - MACARONS - SWEETS
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OUR OFFERINGS

Along with our primary retail location, online e-commerce and growing list of wholesale customers, we partner with local chefs from upscale restaurants, luxury hotels, and private clubs to create primary flavors along with paired gelato and sorbet dessert for tasting menus.

Wholesale: We work with top chefs in the area and offer customized flavors to match their menus in addition to our normal flavors.
Catering: We offer pre-packed cups, sundae bar and gelato carts for catering small to large events like weddings and office socials
Retail: One flagship store located in the heart of Brooklyn, Caroll Gardens (204 Sackett Street)
Online e-commerce: We offer our products on 3 e-commerce platforms in 3 different markets (New York City, Northern New Jersey and Philadelphia)
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INTENDED USE OF FUNDS

The purpose of the capital raise is to industrialize the company. Since its inception in 2016, we have operated in an artisanal way. We realized in late 2019 that we had a huge potential in online and wholesale business (also less seasonal than the retail store). The capital raised will go towards streamlining production, reducing production and delivery costs, while improving quality and customer service. It will also put us on track to hire dedicated wholesale sales reps.

Purchase of new equipment (pasteurizer, batch freezer, filler, freezers)
Purchase of delivery vehicle (refrigerated vehicle able to maintain frozen temperature for 10 hours)
Inventory to be able to deliver every customer next day
Working capital to manage cash flow during strong growth
If we reach the maximum amount of Capital Raise ($124,000): Hiring of sales representative for wholesale business
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PRESS
'Maybe We Can Be Friends': New Yorkers Re-emerge in a Changed City

Signs of an awakening city were easy to find. In Carroll Gardens on Monday, the sidewalk outside Dolce Brooklyn, a tiny homemade-gelato shop, felt like a pop-up party. "People in Brooklyn really want to get out," Kristina Frantz, the shop's owner, said, expressing relief that the business had survived and even thrived through the pandemic. "People are feeling like the pandemic is on the other side. We've watched this occur day by day."

Dolce Brooklyn listed in the 10 Best Gelato Shops In NYC

Beat the heat and grab a scoop of Italian goodness. Here is our guide to the best gelato shops in NYC you need to try out!

This Red Hook Gelato Maker's Flavors Ebb and Flow with the Seasons

For Dolce Brooklyn, "it's about appreciating core, essential flavors and an intensity that's particular to gelato."

Five Excellent Ice Cream Places In Brooklyn You Did Not Know About - Bklyner

Finding the best ice cream in Brooklyn is about as simple or thankless a task as finding the best angel...

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THE TEAM
Pierre Alexandre
Owner-Manager

Pierre was an economist journalist for 20 years before becoming a serial entrepreneur. He created Dolce Brooklyn in 2016 with his wife Kristina.

Kristina Frantz
Owner- Chief Gelato Officer

Kristina is the co-funder of Dolce Brooklyn and the creator of our gelato and sorbetto. She sources many of the fresh fruits and vegetables from the local farmer's market and other top ingredients from specialty shops. She use only fine European chocolates from France and Belgium and only whole nuts rather than pastes.

Joshua Brambir

Chef/Production Manager

Food and beverages professional with ten years of experience in the frozen dessert business. Former store manager and event coordinator for Grom Gelatoand, former owner of Pippin Gelato NYC.

Pierre Martin
Member of the Advisory Board

Pierre Martin is a well-seasoned corporate manager with years of expertise in growth strategy and finance. His areas of involvement with his clients include: Financial and administrative management, planning and strategic consulting, contract negotiation and management, project financing, human resources.

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2016
Incorporated
JULY 2016
Opened first retail location

Opening the first store in Red Hook, Brooklyn, NY.

2019
Launched wholesale business

Started selling to restaurants.

2020
Moved to larger retail location

Moved to our current location at 204 Sackett Street in Brooklyn, NY.

2021
Launched online sales

Launched online sales on 3 e-commerce platforms and 3 markets (New York, Northern New Jersey and Philadelphia)

JANUARY 2023
Capital Raise

Use of funds : New production facility and equipment, new refrigerated truck, inventory build-up; hiring account representative (if raise reaches maximum amount).

40 Restaurants and Private Clubs
Actual Customers in 2022
160 Restaurants and Private Clubs
Projected Customers by 2024
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Q&A
What is the difference between Gelato and Ice Cream?

Gelato contains on average 1/3 less sugar than ice cream and half the fat. American ice cream contains up to 60% more air than gelato does. Ice cream is served between 0 and 10 degrees Fahrenheit; whereas gelato is served between 7 and 15 degrees Fahrenheit. This means that gelato doesn't numb the mouth as much as ice cream, allowing the taste buds a fuller flavor experience.

Is gelato a healthier choice ?

Artisan gelato's richer taste and more luxurious texture belies the fact that it's a healthier option compared to regular ice cream. mGelato is a natural food made with essential nutritional elements. The ingredients that give Dolce Brooklyn Gelato its exceptional flavor and creamy texture and nutritional profile, contribute to a healthy lifestyle and balanced diet. Remarkably, Dolce Brooklyn Gelato contains half the fat and a fraction of the calories compared to regular ice cream. The nutritional value ranges between 30 calories per 100 gram serving for Sorbets up to a maximum of 160 calories per 100 gram serving for the richer flavors like Chocolate and Pistachio.

Why go with industrial ice cream for your restaurant when you could have artisanal gelato?

That's why Kristina Frantz and Pierre Alexandre created Dolce Brooklyn. The company produces and delivers high-end artisanal gelato and sorbet in the Tri-state area. Dolce Brooklyn partner with Chefs from upscale restaurants, luxury hotels, and clubs to create standalone and paired flavors for their dessert menus.

What is the difference between Gelato and Ice Cream?

Gelato contains on average 1/3 less sugar than ice cream and half the fat. American ice cream contains up to 60% more air than gelato does. Ice cream is served between 0 and 10 degrees Fahrenheit; whereas gelato is served between 7 and 15 degrees Fahrenheit. This means that gelato doesn't numb the mouth as much as ice cream, allowing the taste buds a fuller flavor experience.

Is gelato a healthier choice ?

Artisan gelato's richer taste and more luxurious texture belies the fact that it's a healthier option compared to regular ice cream. mGelato is a natural food made with essential nutritional elements. The ingredients that give Dolce Brooklyn Gelato its exceptional flavor and creamy texture and nutritional profile, contribute to a healthy lifestyle and balanced diet. Remarkably, Dolce Brooklyn Gelato contains half the fat and a fraction of the calories compared to regular ice cream. The nutritional value ranges between 30 calories per 100 gram serving for Sorbets up to a maximum of 160 calories per 100 gram serving for the richer flavors like Chocolate and Pistachio.

Why go with industrial ice cream for your restaurant when you could have artisanal gelato?

That's why Kristina Frantz and Pierre Alexandre created Dolce Brooklyn. The company produces and delivers high-end artisanal gelato and sorbet in the Tri-state area. Dolce Brooklyn partner with Chefs from upscale restaurants, luxury hotels, and clubs to create standalone and paired flavors for their dessert menus.

What is the difference between Gelato and Ice Cream?

Gelato contains on average 1/3 less sugar than ice cream and half the fat. American ice cream contains up to 60% more air than gelato does. Ice cream is served between 0 and 10 degrees Fahrenheit; whereas gelato is served between 7 and 15 degrees Fahrenheit. This means that gelato doesn't numb the mouth as much as ice cream, allowing the taste buds a fuller flavor experience.

Is gelato a healthier choice ?

Artisan gelato's richer taste and more luxurious texture belies the fact that it's a healthier option compared to regular ice cream. mGelato is a natural food made with essential nutritional elements. The ingredients that give Dolce Brooklyn Gelato its exceptional flavor and creamy texture and nutritional profile, contribute to a healthy lifestyle and balanced diet. Remarkably, Dolce Brooklyn Gelato contains half the fat and a fraction of the calories compared to regular ice cream. The nutritional value ranges between 30 calories per 100 gram serving for Sorbets up to a maximum of 160 calories per 100 gram serving for the richer flavors like Chocolate and Pistachio.

Why go with industrial ice cream for your restaurant when you could have artisanal gelato?

That's why Kristina Frantz and Pierre Alexandre created Dolce Brooklyn. The company produces and delivers high-end artisanal gelato and sorbet in the Tri-state area. Dolce Brooklyn partner with Chefs from upscale restaurants, luxury hotels, and clubs to create standalone and paired flavors for their dessert menus.

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Refrigerator Truck $46,000
Equipment $16,000
Additional Inventory $20,000
Working Capital $12,000
Mainvest Compensation $6,000
Total $100,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$830,000	$1,328,000	$1,593,600	$1,832,640	$2,107,536
Cost of Goods Sold	$250,000	$300,000	$350,000	$400,000	$450,000
Gross Profit	$580,000	$1,028,000	$1,243,600	$1,432,640	$1,657,536

EXPENSES

Rent $45,000 $80,000 $100,000 $120,000 $120,000

Utilities $18,000 $20,000 $40,000 $40,000 $50,000

Salaries $160,000 $250,000 $350,000 $370,000 $400,000

Insurance $8,000 $12,000 $20,000 $20,000 $20,000

Equipment Lease $20,000 $30,000 $50,000 $53,844 $55,190

Repairs & Maintenance $20,000 $22,000 $25,000 $30,000 $40,000

Legal & Professional Fees $12,000 $12,000 $20,000 $25,000 $30,000

Commissions $8,000 $10,000 $15,000 $25,000 $50,000

Transportation Expenses $11,000 $17,000 $25,000 $35,000 $50,000

Operating Profit $278,000 $575,000 $598,600 $713,796 $842,346

This information is provided by Dolce Brooklyn. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

2021 Balance Sheet

2021 Income Statement

Investment Round Status

Target Raise $100,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends April 7th, 2023

Summary of Terms

Legal Business Name Pioneer Gelato Inc.

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $20,000 invested

1.6×

Investment Multiple 1.4×

Business's Revenue Share 2%-2.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date June 30th, 2028

Financial Condition

Historical milestones

Dolce Brooklyn has been operating since January 2016 and has since achieved the following milestones:

Opened location in Brooklyn, NY

Achieved revenue of $380.000 in 2021 which then grew to $525.000 in 2022.

Had Cost of Goods Sold (COGS) of $140.000 in 2021 which represented gross profit margin of 34%. COGS were then $180.000 in 2022, which implied gross profit margin of 34%.

Achieved profit of $5,000 in 2021, which then grew to $27.000 in 2022.

Historical financial performance is not necessarily predictive of future performance.

Other outstanding debt or equity

As of 11/11/2021, Dolce Brooklyn has debt of $195.000 outstanding and a cash balance of 110.000. This debt is sourced primarily from EIDL (SBA Covid emergency funding) and will be senior to any investment raised on Mainvest. In addition to the Dolce Brooklyn's outstanding debt and the debt raised on Mainvest, Dolce Brooklyn may require additional funds from alternate sources at a later date.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a

Note is not like that at all. The ability of Dolce Brooklyn to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Dolce Brooklyn operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Dolce Brooklyn competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Dolce Brooklyn's core business or the inability to compete successfully against the with other competitors could negatively affect Dolce Brooklyn's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Dolce Brooklyn's management or vote on and/or influence any managerial decisions regarding Dolce Brooklyn. Furthermore, if the founders or other key personnel of Dolce Brooklyn were to leave Dolce Brooklyn or become unable to work, Dolce Brooklyn (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Dolce Brooklyn and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Dolce Brooklyn is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Dolce Brooklyn might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Dolce Brooklyn is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Dolce Brooklyn

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Dolce Brooklyn's financial performance or ability to continue to operate. In the event Dolce Brooklyn ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Dolce Brooklyn nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Dolce Brooklyn will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Dolce Brooklyn is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Dolce Brooklyn will carry some insurance, Dolce Brooklyn may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Dolce Brooklyn could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Dolce Brooklyn's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Dolce Brooklyn's management will coincide: you both want Dolce Brooklyn to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Dolce Brooklyn to act conservative to make sure they are best equipped to repay the Note obligations, while Dolce Brooklyn might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Dolce Brooklyn needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Dolce Brooklyn or management), which is responsible for monitoring Dolce Brooklyn's compliance with the law. Dolce Brooklyn will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Dolce Brooklyn is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Dolce Brooklyn fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Dolce Brooklyn, and the revenue of Dolce Brooklyn can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Dolce Brooklyn to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Dolce Brooklyn. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Dolce Brooklyn isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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